SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-110395, 333-75468 and 333-90540

Automatic Data Processing, Inc.
Retirement and Savings Plan

A. (Full title of the Plan)

Automatic Data Processing, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

One ADP Blvd
Roseland, NJ 07068
(Address of principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the year ended December 31, 2004 consists of audited financial statements of the Automatic Data Processing, Inc. Retirement and Savings Plan for the year ended December 31, 2004 and the related schedules thereto. The Automatic Data Processing, Inc. Retirement and Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan:
Roseland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plans (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2005

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
INVESTMENTS (NOTE 3)		
Participant directed	$ 1,077,120,039	$ 929,325,858
Non-participant directed	347,805,651	312,341,357
Participant loans receivable	47,738,617	45,233,803
TOTAL INVESTMENTS	1,472,664,307	1,286,901,018
RECEIVABLES:		
Employer contribution receivable	40,172,600	-
Employee contribution receivable	3,321,020	3,100,517
Broker receivable for securities sold	-	1,133,720
Interest and dividends receivable	2,402,516	2,605,899
TOTAL RECEIVABLES	45,896,136	6,840,136
TOTAL ASSETS	1,518,560,443	1,293,741,154
LIABILITIES		
Broker payable for securites purchased	1,511,020	4,623,285
Accrued expenses	797,640	885,390
Other liabilities	-	699,992
TOTAL LIABILITIES	2,308,660	6,208,667
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,516,251,783	$ 1,287,532,487

See accompanying notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
ADDITIONS:	
Contributions:	
Employee	$ 126,086,848
Employer	40,172,600
	166,259,448
Investment income:	
Net appreciation in fair value of investments	104,802,284
Dividend income	12,731,147
Interest income	6,020,769
Other	39,750
	123,593,950
TOTAL ADDITIONS	289,853,398
DEDUCTIONS:	
Benefits paid to participants	83,815,319
Administrative and general expenses	1,911,128
TOTAL DEDUCTIONS	85,726,447
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	204,126,951
TRANSFER IN:	
Net assets transferred in from ProBusiness and ClinNet acquisitions	24,592,345
NET INCREASE	228,719,296
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,287,532,487
End of year	$ 1,516,251,783

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor"). J.P. Morgan Chase Bank serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Employee Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (earning less than $90,000), can contribute up to 20% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code "IRC" (and certain special limits for Puerto Rico residents participating in the Plan). Effective January 1, 2005, the maximum contribution percentage for non-highly compensated employees increased to 35%. Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year are eligible to make additional contributions ("catch-up contributions") $3,000 for 2004.

Matching Employer Contributions—Beginning after January 1, 2000, the Company contributes an amount equal to forty eight percent of the first six percent of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for sixty months, the Company's matching contribution increases to an amount equal to fifty eight percent of the first six percent of salary deferral election. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions. Effective for the matching contribution for the 2004 calendar year, all employer contributions are made pursuant to participants' individual investment elections on file as of December 31, 2004.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document, at fair market value, and are adjusted daily to reflect the net investment income of these funds.

Investments - Investments in the Plan consist of various investments which include the ADP Stock Fund, money market funds, privately managed funds and mutual funds.

The J.P. Morgan Chase Short-Term Investment Fund is a money market fund. The Smith Barney Institutional Fund, the Bear Stearns Intermediate Bond Fund, the J.P Morgan Balanced Fund, the UBS S&P 500 Index Fund, Montag and Caldwell Growth Fund and the Brown Advisory Emerging Growth Fund are privately managed funds, which underlying investments include, investments in common stock, government bonds, corporate bonds and various other bond issues. The Legg Mason Value Trust Fund, Julius Baer International Equity Fund and the American Century Small Cap Fund are mutual funds.

Currently, participants direct the investment of their contributions into ten various investment options offered by the Plan.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

On termination of service, a participant shall generally receive a lump-sum amount equal to the value of his or her account, unless he or she elects to defer payment and the total of the participant's vested account balance is more than $5,000 for the applicable Plan year ended December 31, 2004. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock, or as cash equivalent to the fair market value of the Company common stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2004 and 2003 amounted to $1,039,937 and $773,330, respectively. For the year-ended December 31, 2004, amounts used to reduce employer contributions and pay administrative expenses amounted to $315,082.

Participant Loans Receivable—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Transfers in—Transfers into the Plan during the 2004 include approximately $24.6 million resulting from the acquisitions of ProBusiness and ClinNet.

Employee Stock Ownership Plan Component– The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with Section 4975 (e) (7) and the regulations thereunder of IRC Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) Account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or to the extent permitted by law, purchases directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the trustee at the time of purchase.

Dividends on Company Stock – For dividends paid after April 1, 2002, if an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, be paid to the ESOP Component and distributed in cash to participants in the ESOP no later than ninety days after the close of the Plan year in which dividends are paid. In addition, dividends can be reinvested in the ESOP Component pursuant to the participant's election pursuant to the Plan document.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Except as noted below, investments are stated at fair value. Investments which are traded principally on national securities exchanges are valued at the last reported sale price at the close of the business day. The ADP Stock Fund is ADP Company stock which is valued at quoted market price at the end of the year. The loans to participants are valued at outstanding principal balance which approximates fair value.

The privately managed funds are institutional portfolios managed and valued by the individual investment companies. These portfolios, which have no quoted market values, are offered to the institutional clients and participants of the Plan. The market values of these portfolios are based in the fair values of the publicly traded underlying investments. Fair values of these investments are based on the last sales price (if traded on December 31) or the prevailing bid price (as obtained from sources considered to be reliable by the Trustee of the Plan) at the close of trading on December 31.

All security transactions are accounted for on the date the securities are purchased or sold (trade date).

Interest and dividend income are recorded on the accrual basis. The net change in the difference between market value and cost of investments is reflected as net unrealized gains (losses) on investments in the periods in which such changes occur. Realized gains and losses are recorded as the difference between the original purchase price of the investment and the sale price of the investment on the date of the sale.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Credit and Investment Risk- The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of individuals who have elected to withdraw from the plan but have not yet been paid were $15,742 and $27,035 at December 31, 2004 and 2003, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The investments of the Plan as of December 31, 2004 and 2003 are summarized as follows:

	2004		2003	
Investments, at fair value:				
**ADP Stock Fund	$ 344,294,682	*	$ 275,174,116	*
Legg Mason Value Fund	288,744,522		263,200,569	
**J.P. Morgan Balanced Fund	143,386,141		109,975,163	
Bear Stearns Intermediate Bond Fund	142,285,390		148,020,137	
Julius Baer International Equity Fund	122,759,934		-	
Brown Advisory Emerging Growth Fund	118,819,137		109,822,739	
UBS S&P 500 Index Fund	104,560,034		78,252,102	
Smith Barney Institutional Cash Management Fund	89,079,326		79,850,385	
Montag & Caldwell Growth Fund	48,248,761		35,099,333	
American Century Small Cap Value Fund	19,112,620		-	
**J.P. Morgan Cash Investment Fund	124,175		77,406	
**J.P. Morgan U.S. Government	3,510,969		37,167,241	
Janus Worldwide Fund	-		105,028,024	
Total investments	$ 1,424,925,690		$ 1,241,667,215	

* Nonparticipant-directed

** Permitted party-in-interest

The total investment income and gains/losses of the Plan for the year ended December 31, 2004 is summarized below:

	2004	
Net investment income:		
Dividend and interest income:		
Dividend income	$ 12,731,147	
Interest income	6,020,769	
Dividend and interest income	18,751,916	
Net appreciation(depreciation) in fair value of investments:		
ADP Stock Fund	36,758,374	*
Legg Mason Value Fund	32,607,582	
JP Morgan Balanced Fund	13,203,056	
UBS S&P 500 Index Fund	9,648,632	
Julius Baer International Equity Fund	8,403,051	
Brown Advisory Emerging Growth Fund	8,350,703	
Montag & Caldwell Growth	1,653,536	
American Century Small Cap Value Fund	199,595	
Bear Stearns Intermediate Bond Fund	(1,883,720)	
Janus Worldwide Fund	(4,138,526)	
Net appreciation in fair value of investments	104,802,284	
Net investment income	$ 123,554,200	

* Nonparticipant-directed

Investments held as of December 31, 2004 and 2003 that represent five percent or more of the Plan's net assets available for benefits at the end of each of the respective years are summarized in the following table.

	December 31,		December 31,	
Description	**No. of Shares 2004**	**Amount 2004**	**No. of Shares 2003**	**Amount 2003**
Investments at Fair Value:				
**ADP STOCK FUND *				
Automatic Data Processing, Inc. Common Stock	7,763,127	$ 344,294,682	6,947,087	$ 275,174,116
BALANCED FUND				
**J.P. Morgan Balanced Fund	6,455,927	$ 143,386,141	5,485,046	$ 109,975,163
WORLDWIDE FUND				
Janus Worldwide Fund	3,818,349	$ 122,759,934	2,656,247	$ 105,028,024
S&P 500 INDEX FUND				
UBS S&P 500 Index Fund	7,019,808	$ 104,560,034	5,822,329	$ 78,252,102
VALUE TRUST FUND				
Legg Mason Value Fund	4,060,533	$ 288,744,522	4,185,760	$ 263,200,569
MONEY MARKET FUND				
Smith Barney Institutional Cash Mgmt Fund	89,079,326	$ 89,079,326	$ 79,850,385	$ 79,850,385

* Nonparticipant-directed
**Permitted party-in-interest

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2004, and for the year ended December 31, 2004 is as follows:

	2004
Net assets available for benefits:	
**ADP Stock Fund	$ 347,805,651
Changes in net assets available for benefits:	
Net appreciation in fair value of investments	36,758,374
Participant contributions	15,505,463
Interest and dividend income	4,507,083
Benefits paid to participants	(16,536,319)
Transfers to participant-directed investments	(4,735,063)
Administrative and general expenses	(35,244)
Net change	35,464,294
ADP Stock Fund—beginning of year	312,341,357
ADP Stock Fund—end of year	$ 347,805,651

**Permitted party-in-interest

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 7,763,127 and 6,947,087 shares respectively, of common stock of Automatic Data Processing, Inc., the sponsoring employer, with a cost basis of $299,235,623 and $263,584,669, respectively. For the year ended December 31, 2004, the Plan recorded dividend income in the amount of $4,453,977 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by J.P.Morgan Chase Bank Investor Services (J.P. Morgan). J.P. Morgan is the custodian of the Plan, as defined by the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

6. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

Plan Number 002
Plan Sponsor EIN 22-1467904

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Description	Number of Shares	Cost	Current Value
ADP STOCK FUND				
*Automatic Data Processing, Inc. Common Stock	Common Stock	7,763,127	$ 299,235,623	$ 344,294,682
SHORT TERM INVESTMENT FUND				
*JP Morgan US Gov't Short Term Inv.	Money Market	3,510,969		3,510,969
				$ 347,805,651
BALANCED FUND				
*JP Morgan Balanced Fund	Mutual Fund	6,455,927		$ 143,386,141
SMALL CAP VALUE				
American Centy Cap Portfolios	Mutual Fund	1,877,468		$ 19,112,620
S&P 500 INDEX FUND				
Paine Weber Trust S&P 500	Mutual Fund	7,019,808		$ 104,560,034
INTERNATIONAL EQUITY FUND				
Julius Baer Invt Fund Int'l	Mutual Fund	3,818,349		$ 122,759,934
MONEY MARKET FUND				
Smith Barney Institutional Money Market Fund	Mutual Fund	89,079,326		$ 89,079,326
VALUE TRUST FUND				
Legg Mason Value Trust Fund	Mutual Fund	4,060,533		$ 288,744,522
SHORT TERM INVESTMENT FUND				
*JP Morgan US Gov't Short Term	Money Market	124,175		$ 124,175

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

Description	Rate of Interest	Maturity Date	Par Value		Current Value
BEAR STEARNS INTERMEDIATE BOND FUND					
Government Bonds:					
FED HM LN MTG CORP	4.000 %	6/12/2013	8,000,000	$	7,640,696
FED HOME LOAN MTG 0.01875	0.019	2/15/2006	5,400,000		5,331,393
FEDERAL FARM CR BKS CONS	0.032	12/12/2006	5,000,000		4,996,465
FEDERAL HOME LN BKS CONS	0.036	11/14/2008	5,000,000		4,985,290
FEDERAL HOME LN MTG CORP	FLOATING	11/17/2006	3,000,000		2,998,914
FEDERAL NATL MTG ASSN 0.055	0.055	7/18/2012	3,050,000		3,086,765
FEDL FARM CR BKS CONS	0.052	10/1/2008	5,000,000		5,269,105
US T-NOTE 0.03375 40071 99.0422	0.034	9/15/2009	10,000,000		9,908,590
US TREASURY NOTE 1.5 DUE	0.015	3/31/2006	12,625,000		12,418,859
US TREASURY NTS 0.0425 41866	0.043	8/15/2014	2,250,000		2,255,011
USA TREASURY NTS 0.03375 NTS	0.034	12/15/2008	14,500,000		14,454,122
USA TREASURY NTS 0.0475 NTS	0.048	5/15/2014	7,000,000		7,294,763
USA TREASURY NTS 0.05 NTS	0.050	2/15/2011	2,250,000		2,393,525
WI TREASURY SECURITY 0.035 NTS	0.035	12/15/2009	3,000,000		2,985,468
					86,018,966
Mortgage Backed Security Bonds:					
FHLMC MORTPASS ARM 49279 1B	FLOATING	12/1/2034	775,000		777,367
FHLMC MORTPASS ARM 49279 1B	FLOATING	12/1/2034	850,000		854,781
FHLMCGLD MORTPASS 0.045 39845 M9	0.045	2/1/2009	1,723,763		1,745,074
FHLMCGLD MORTPASS 0.045 40544 M8	0.045	1/1/2011	2,756,284		2,776,588
FHLMCGLD MORTPASS 0.045 39873 M9	0.045	3/1/2009	800,865		810,767
FHLMCGLD MORTPASS 0.045 39326 M9	0.045	9/1/2007	1,167,940		1,177,012
FHLMCGLD MORTPASS 0.06 48183 C0	0.060	12/1/2031	334,964		346,500
FNMA MORTPASS ARM 49126 LB	FLOATING	7/1/2034	984,301		988,729
FNMA MORTPASS ARM 49096 LB	FLOATING	6/1/2034	822,808		818,118
FNMA MORTPASS ARM 49065 LB	FLOATING	5/1/2034	632,064		628,135
FNMA MORTPASS ARM 49218 LB	FLOATING	10/1/2034	273,100		274,125
FNMA MORTPASS 0.055 39995 CX	0.055	7/1/2009	498,198		509,108
FNMA MORTPASS 0.06 38899 CX	0.060	7/1/2006	127,050		129,120
FNMA MORTPASS 0.06 48884 CL	0.060	11/1/2033	2,424,112		2,507,716
STRUCTURED ASSET SECURITIES CORP(	0.069	10/12/2034	1,650,000		1,749,109
					16,092,248

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

Description	Rate of Interest	Maturity Date	Par Value	Current Value
Corporate Bonds:				
ABBOTT LABORATORIES 0.05625 BDS 44013	0.056	7/1/2006	1,793,000	1,853,734
ALLSTATE LIFE GLOBAL FDG 99.4849	0.035	7/30/2007	1,250,000	1,244,729
ATLANTIC RICHFIELD CO 0.059 NTS	0.059	4/15/2009	1,550,000	1,671,509
CHEVRONTEXCO CAPITAL CO 0.03375 43876	0.034	2/15/2008	2,000,000	1,990,786
CITIGROUP INC 0.035 39479 101.2749	0.035	2/1/2008	2,000,000	1,991,082
FED NATL MTG ASSN 0.0325	0.033	6/28/2006	8,000,000	7,997,280
GECC5.375% 39156 USD 106.4635	0.054	3/15/2007	2,000,000	2,077,482
MERCK & CO INC. 98.7498	0.025	3/30/2007	1,500,000	1,464,282
PRINCIPAL LIFE INC FDG 0.032	0.032	4/1/2009	1,205,000	1,165,110
WAL-MART STORES INC 0.06875 BDS	0.069	8/10/2009	1,750,000	1,965,059
WORLD SAVINGS BANK 4.125 41167	0.041	12/15/2009	1,750,000	1,750,326
				25,171,379
Asset Backed Bonds:				
CIT EQUIPMENT COLLATERAL 2004-VT1 A3	0.022	3/20/2008	1,600,000	1,580,090
MBNA MASTER CREDIT 0.0575 CMO	0.058	10/15/2008	1,100,000	1,137,063
NATIONAL CITY AUTO RECEIVABLES TRUST	0.015	2/15/2007	1,282,075	1,276,761
NAVISTAR FINANCIAL CORP OWNER TRUST	0.022	11/15/2009	1,750,000	1,714,221
PECO ENERGY TRANSITION TRUST 0.0605	0.061	3/1/2009	1,875,000	1,947,906
RESIDENTIAL ASSET SEC 2003-RZ5 A2	0.032	3/25/2027	1,200,000	1,194,397
				8,850,438
CMO/REMIC Bond Issues:				
FANNIE MAE 2003-33 PB 0.04	0.040	2/25/2022	1,027,692	1,028,072
GS AUTO LOAN TRUST WER	0.027	5/15/2011	1,125,000	1,103,270
RESIDENTIAL ASSET MTGE PRODUCTS INC	FLOATING	2/25/2026	1,427,850	1,427,999
				3,559,341
Discounted Notes:				
FEDL HOME LOAN BK CONS	0.000	1/3/2005	1,000,000	999,931
				999,931
Short Term Investment Fund:				
*JP MORGAN US GOV'T	Variable	12/31/2049	1,593,089	1,593,089
				1,593,089
TOTAL BEAR STEARNS INTERMEDIATE BOND FUND				142,285,390

(Continued)

**FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004**

	Description	Number of Shares	Current Value
MONTAG & CALDWELL GROWTH FUND			
AMER EXPRESS CO	Common Stock	17,300	975,201
AMER INT'L GRP	Common Stock	27,100	1,779,657
AMGEN INC	Common Stock	23,100	1,481,865
BED BATH AND BEYOND	Common Stock	29,900	1,190,917
BOSTON SCIENTIFIC	Common Stock	45,400	1,613,970
CAREMARK RX INC	Common Stock	13,800	544,134
CATERPILLAR INC	Common Stock	13,700	1,335,887
CITIGROUP INC	Common Stock	22,800	1,098,504
COLGATE-PALMOLIVE CO	Common Stock	19,700	1,007,852
CONOCOPHILLIPS	Common Stock	21,700	1,884,211
ELECTRONIC ARTS INC	Common Stock	7,700	474,936
GENENTECH INC	Common Stock	31,900	1,736,636
GENERAL ELECTRIC CO.	Common Stock	49,200	1,795,800
GILLETTE CO	Common Stock	50,800	2,274,824
ILLINOIS TOOL WORKS INC	Common Stock	10,800	1,000,944
JOHNSON & JOHNSON	Common Stock	33,100	2,099,202
JUNIPER NETWORKS	Common Stock	19,200	522,048
KOHLS CORPORATION	Common Stock	32,400	1,593,108
LILLY(ELI)& CO	Common Stock	29,300	1,662,775
MARRIOTT INTERNATIONAL INC	Common Stock	8,200	516,436
MAXIM INTEGRATED PRODUCTS	Common Stock	27,000	1,144,530
MCDONALD'S CORP	Common Stock	50,800	1,628,648
MEDTRONIC INC	Common Stock	28,900	1,435,463
OMNICOM GROUP INC	Common Stock	13,600	1,146,752
ORACLE CORP	Common Stock	115,900	1,590,148
PAYCHEX INC	Common Stock	28,900	984,912
PEPSICO INC	Common Stock	28,700	1,498,140
PFIZER INC	Common Stock	28,620	769,592
PROCTER & GAMBLE CO	Common Stock	42,600	2,346,408
QUALCOMM INC	Common Stock	28,800	1,221,120
SCHLUMBERGER	Common Stock	30,500	2,041,975
UNITED PARCEL SERVICE INC	Common Stock	21,000	1,794,660
WAL-MART STORES INC	Common Stock	10,900	575,738
WALT DISNEY(HLDG)	Common Stock	20,000	556,000
3M COMPANY	Common Stock	14,700	1,206,429
			$ 46,529,422

(Continued)

	Description	Number of Shares	Current Value
Short Term Investment Fund:			
*JP MORGAN US GOV'T	Money Market	1,719,339	1,719,339
TOTAL MONTAG & CALDWELL GROWTH FUND			$ 48,248,761
BROWN ADVISORY EMERGING GROWTH FUND			
ACCREDO HEALTH	Common Stock	71,922	1,993,678
AFFYMETRIX INC	Common Stock	113,260	4,139,653
AKAMAI TECHNOLOGIES	Common Stock	198,586	2,587,576
ALIGN TECHNOLOGY INC	Common Stock	120,729	1,297,837
APOLLO GROUP INC CLASS A	Common Stock	12,524	1,010,812
ARTHROCARE INC	Common Stock	210,837	6,759,434
ATMI INC	Common Stock	179,485	4,043,797
BRIGHT HORIZONS FAMILY SOLUTIONS	Common Stock	58,510	3,789,108
CARDIODYNAMICS INTERNATIONAL CORP	Common Stock	96,805	500,482
CONCUR TECHNOLOGIES INC	Common Stock	50,642	451,220
CORPORATE EXECUTIVE BOARD CO	Common Stock	10,507	703,339
COSTAR GROUP INC	Common Stock	107,051	4,943,615
DIGIMARC CORP	Common Stock	60,718	565,892
DIGITAL INSIGHT CORP	Common Stock	288,525	5,308,860
ECLIPSYS CORP	Common Stock	253,879	5,186,748
EPIX PHARMACEUTICALS INC	Common Stock	157,200	2,815,452
FORWARD AIR CORPORATION	Common Stock	111,778	4,996,477
GEN-PROBE INC	Common Stock	41,591	1,880,329
GETTY IMAGES INC	Common Stock	89,038	6,130,266
HOT TOPIC INC COM	Common Stock	125,949	2,165,063
INTUITIVE SURGICAL INC	Common Stock	21,854	874,597
IPASS INC	Common Stock	535,919	3,965,801
IPAYMENT INC	Common Stock	54,075	2,677,794
MARTEK BIOSCIENCES CORP	Common Stock	85,293	4,367,002
OPEN SOLUTIONS INC	Common Stock	39,306	1,020,384

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Description	Number of Shares	Current Value
POWER INTEGRATIONS INC	Common Stock	113,702	2,249,026
PRINCETON REVIEW INC	Common Stock	60,745	373,582
RSA SECURITY INC	Common Stock	227,758	4,568,825
SKYWORKS SOLUTIONS INC	Common Stock	190,234	1,793,907
SONOSITE	Common Stock	149,995	5,092,330
SUNRISE SENIOR LIVING INC	Common Stock	112,403	5,211,003
SYMYX TECHNOLOGIES INC	Common Stock	109,857	3,304,499
SYNPLICITY INC	Common Stock	205,917	1,219,029
TEKELEC INC	Common Stock	276,445	5,650,536
TIVO INC	Common Stock	140,075	822,240
TREX COMPANY	Common Stock	40,418	2,119,520
UNIVERSAL TECHNICAL INSTITUTE	Common Stock	25,108	957,117
WEBEX COMMUNICATIONS INC	Common Stock	223,780	5,321,488
WIND RIVER SYSTEM	Common Stock	361,595	4,899,612
			117,757,928
Short Term Investment Fund:			
*JP MORGAN US GOV'T	Money Market	1,061,209	$ 1,061,209
TOTAL BROWN ADVISORY EMERGING GROWTH FUND			$ 118,819,137
Total Investment Funds			$ 1,424,925,690
*Participant loans receivable - with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.25% to 11.75% collateralized by the participant's vested interest in the account balance. The loan maturity dates range from 2005 to 2032.		47,738,617	47,738,617
TOTAL INVESTMENTS			$ 1,472,664,307

*Permitted party-in-interest

(Concluded)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Automatic Data Processing, Inc. Retirement and Savings Plan
(Name of the Plan)

By:
James B. Benson
Trustee of the Plan,
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

June 28, 2005

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-110395, 333-75468, and 333-90540 of Automatic Data Processing, Inc. on Form S-8 of our report dated June 28, 2005, appearing in this Annual Report on Form 11-K of Automatic Data Processing, Inc. Retirement and Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

June 28, 2005